Exhibit 99.1

February 27, 2014

Lilis Energy, Inc.
1900 Grant Street, Suite 720
Denver, Colorado 80203

Attn:           Mr. A. Brad Gabbard
                    COO & CFO

Re: Estimated Reserves and Future Net Revenue,
Lilis Energy, Inc.
As of December 31, 2013

Gentlemen:

At the request of Lilis Energy, Inc. (“Lilis”), the firm of Ralph E. Davis Associates, Inc. (“Davis”) of Houston, Texas has prepared an estimate of the oil and natural gas reserves and future net revenue associated with specific leaseholds in which Lilis owns certain interests. The purpose of this report is to present a summary of the Proved Developed Producing and Undeveloped reserves, future production and income attributable to the subject interests as of the effective date of this report, December 31, 2013.

Davis has reviewed 100% of Lilis’s proved developed and undeveloped properties located in the Denver Julesberg Basin of the United States. It is our opinion that these properties represent all of Lilis’s assets that may be classified as proved as per the Securities and Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013 utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

1717 St. James Place, Suite 460  Houston, Texas 77056  Office 713-622-8955  Fax 713-626-3664   www.ralphedavis.com
Worldwide Energy Consultants Since 1924

Estimated Reserves and Future Net Revenue	February 27, 2014
Lilis Energy, Inc.	Page | 2
As of December 31, 2013

The results of our study related to our estimate of the Total Proved Reserves attributable to Lilis and remaining to be produced as of December 31, 2013 are as follows:

Non Escalated Pricing Scenario
Estimated Reserves and Future Net Income
Net to Lilis Energy, Inc.
As of December 31, 2013

	1P PROVED RESERVES
	Producing	Undeveloped	Total
Net Reserves
Oil/Condensate-MBbls	170.3	672.2	842.5
Gas-MMCF	313.4	2,250.9	2,564.3
NGL-MBbls	-	-	-

Income Data (M$)
Future Gross Revenue	$16,742.6	$69,757.7	86,500.3
Total Taxes	$1,573.4	$5,524.4	7,097.8
Operating Costs	$4,841.9	$10,136.0	14,977.9
Capital Costs	$-	$21,980.0	21,980.0
Future Net Income (FNI)	$10,325.4	$32,117.2	42,442.6
FNI @ 10%	$7,671.9	$15,666.3	23,338.3

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

The economic cash flow presentation of the above volumes and revenues are presented for the individual reserve classifications, as well as appropriate summaries, as Exhibit No. I.

DISCUSSION

The scope of this study was to prepare an estimate of the proved reserves attributable to Lilis’s ownership position in the subject properties. Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Lilis.

The quantities presented herein are estimated reserves of oil and natural gas volumes that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to recovery of the estimated reserve volume.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	February 27, 2014
Lilis Energy, Inc.	Page | 3
As of December 31, 2013

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

The estimated future net revenue and discounted present value associated with the reserves as of December 31, 2013 were prepared utilizing a pricing scenario that is detailed later in this report. Costs of operations were provided by Lilis or the operator of the properties on a well by well basis. These costs were reviewed by Davis and are considered to be reasonable. Capital costs were also provided by Lilis, including drilling, completion and well stimulation costs anticipated as necessary to recover estimated reserve volumes from new and existing wells. These costs were compared to actual costs of recently drilled wells, taking into account depth of future wells to be drilled. The capital costs included in this report are also considered to be reasonable.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Lilis or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Lilis Energy. No physical inspection of the properties was made nor any well tests conducted at this time.

OWNERSHIP

Ownership interests in the subject properties have been furnished by Lilis Energy and accepted by Davis without independent verification.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were evaluated utilizing decline curve analysis on the individual properties and forecast until a calculated economic limit.

Exhibit No. 1 is a summary presentation of the economic cash flow analyses for the various reserve categories. Exhibit’s II through IV are various one-line summary presentations of the reserve categories and individual properties. Exhibit V is a presentation of the individual proved developed producing properties with production curves. Exhibit VI is a presentation by reserve category of the undrilled locations classified as proved undeveloped at this time.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	February 27, 2014
Lilis Energy, Inc.	Page | 4
As of December 31, 2013

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve of existing Lilis wells, but also completions by other operators in the area of interest. Studies of analogous completions have resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation.

Proved undeveloped reserves estimated for the Lang properties in which Lilis has a significant working interest position have increased substantially over those volumes similarly booked one year previous,  Prior to 2013 development of the Codell and Niobrara formations was scheduled to be accomplished by a series of vertical wellbores on relatively tight spacing but with limited areal drainage.  During 2013 and reflected in the current December 31, 2013 reserve report, development of the Lang acrerage is scheduled to be accomplished by a series of horizontal wells drilled with a planned 5,000 foot lateral extension in each of the targeted formations.

Horizontal well development of the Lang acreage will require separate wellbores for the Codell and Niobrara formations.  Each well will also require Lilis to pool it’s acreage with offset owners in order to effect multiple wellbores, each with a 5,000 foot lateral extension, all to be drilled from a single surface pad site.  The result will be fewer wellbore with significantly increased recoverable reserves per wellbore in comparison to the previous year’s estimate of proved reserves.

Additional development potential was based upon geological interpretations; seismic indications of individual structures and well log analysis of know indicators of production. Well spacing was based upon historical activity in the same reservoirs in nearby fields. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or unit or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. It should be noted that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.

The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for Lilis primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	February 27, 2014
Lilis Energy, Inc.	Page | 5
As of December 31, 2013

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of Lilis may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Lilis Energy due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS AND DIFFERENTIALS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Lilis. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect the first trading of each month during the previous twelve calendar months through December 2013, and averaged for the time period.

Crude Oil and Condensate - The unit price used throughout this report for crude oil and condensate is based upon the average of prices for the previous twelve months as indicated above. An average crude oil price for West Texas Intermediate crude of $97.20 per barrel was held constant throughout the producing life of the properties. A pricing differential from this posted price was determined for the individual producing properties to account for location and grade of crude based upon historical sales information and was utilized in this evaluation. This pricing differential was similarly held constant. Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties.

Natural Gas - The unit price used throughout this report for natural gas is based upon the average of prices for previous twelve months as indicated above. An average gas price of $3.66 per MMBTU represented the Henry Hub BTU adjusted natural gas price and was held constant throughout the producing life of the properties. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price differential

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development and work-over costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Future Net Revenue	February 27, 2014
Lilis Energy, Inc.	Page | 6
As of December 31, 2013

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and/or major work over expense were not escalated throughout the remaining producing life of the properties. Neither the cost to abandon properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

Lilis Energy, Inc. has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this evaluation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Lilis Energy Company, Inc. or any other related company or the properties reported on herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

This report has been prepared for public disclosure by Lilis Energy Company, Inc. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please feel free to contact us if we can be of further service.

We appreciate the opportunity to be of service to you in the matter of this report and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

\s\ Allen C. Barron, P.E.
Allen C. Barron, P. E.
President

Texas Registered Engineering Firm F-1529

Securities and Exchange Commission
Definitions of Reserves

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application
§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and
(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and
(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

Securities and Exchange Commission	Page 2
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Securities and Exchange Commission	Page 3
§ 210.4-10 Definitions (of Reserves)
Modified, Effective 2009 for Filings of 12/31/2009 and Thereafter

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)  Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)   Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)  Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

LILIS ENERGY INC	DATE	: 02/25/2014
TOTAL PROVED PRODUCING	TIME	: 13:09:44
AS OF 12/31/2013	DBS	: DEMO
SEC NON-ESCALATED EVALUATION	SETTINGS	: RED_JAN14
	SCENARIO	: RED_JAN14
R E S E R V E S   A N D   E C O N O M I C S

AS OF DATE: 01/2014

--END--	GROSS OIL	GROSS GAS	NET OIL	NET GAS	NET OIL	NET GAS	NET	NET	TOTAL
MO-YEAR	PRODUCTION	PRODUCTION	PRODUCTION	PRODUCTION	PRICE	PRICE	OIL SALES	GAS SALES	NET SALES
-------	---MBBLS---	----MMCF---	---MBBLS---	----MMCF---	---$/BBL---	---$/MCF---	-----M$----	-----M$----	-----M$----

12-2014	90.056	563.658	39.837	57.542	89.581	5.094	3568.665	293.133	3861.798
12-2015	62.989	415.955	28.849	41.460	89.575	5.070	2584.177	210.200	2794.377
12-2016	46.436	330.840	21.554	31.143	89.585	5.014	1930.938	156.156	2087.093
12-2017	36.873	275.041	17.144	24.118	89.584	4.942	1535.789	119.182	1654.971
12-2018	30.400	235.722	13.799	19.191	89.575	4.860	1236.035	93.274	1329.308

12-2019	24.170	206.655	10.105	15.665	89.567	4.776	905.065	74.821	979.885
12-2020	17.904	184.388	6.445	13.099	89.558	4.694	577.184	61.493	638.677
12-2021	15.664	166.842	5.420	11.201	89.548	4.619	485.350	51.735	537.084
12-2022	13.855	152.685	4.596	9.775	89.538	4.551	411.525	44.486	456.011
12-2023	12.348	138.698	3.916	7.563	89.529	4.307	350.550	32.574	383.125

12-2024	10.462	129.367	2.894	6.963	89.514	4.283	259.022	29.826	288.847
12-2025	9.531	121.280	2.514	6.532	89.505	4.283	224.986	27.976	252.962
12-2026	8.788	113.893	2.234	6.133	89.498	4.282	199.940	26.261	226.202
12-2027	8.133	107.042	1.996	5.760	89.491	4.281	178.604	24.659	203.263
12-2028	7.546	100.607	1.791	5.409	89.485	4.281	160.307	23.155	183.463

12-2029	6.909	94.303	1.572	4.976	89.477	4.266	140.658	21.226	161.884
12-2030	5.894	87.895	1.111	4.373	89.446	4.216	99.333	18.438	117.772
12-2031	5.359	82.621	0.893	4.111	89.422	4.216	79.874	17.332	97.206
12-2032	5.023	77.664	0.827	3.864	89.416	4.216	73.944	16.292	90.236
12-2033	4.711	73.004	0.768	3.632	89.409	4.216	68.623	15.315	83.938

S TOT	423.053	3658.158	168.263	282.510	89.565	4.805	15070.569	1357.534	16428.104

AFTER	30.902	595.941	2.034	30.847	90.698	4.215	184.476	130.023	314.500

TOTAL	453.955	4254.099	170.297	313.358	89.579	4.747	15255.045	1487.557	16742.602

--END--	AD VALOREM	PRODUCTION	DIRECT OPER	INTEREST	CAPITAL	EQUITY	FUTURE NET	CUMULATIVE	CUM. DISC.
MO-YEAR	TAX	TAX	EXPENSE	PAID	REPAYMENT	INVESTMENT	CASHFLOW	CASHFLOW	CASHFLOW
-------	-----M$----	-----M$----	-----M$----	-----M$----	-----M$----	-----M$----	-----M$----	-----M$----	-----M$----

12-2014	172.152	199.829	764.508	0.000	0.000	0.000	2725.309	2725.309	2599.481
12-2015	116.562	143.779	636.461	0.000	0.000	0.000	1897.575	4622.884	4245.023
12-2016	81.448	106.241	520.315	0.000	0.000	0.000	1379.089	6001.973	5332.148
12-2017	62.806	84.029	493.879	0.000	0.000	0.000	1014.258	7016.230	6059.008
12-2018	50.304	67.296	466.546	0.000	0.000	0.000	745.164	7761.394	6544.463

12-2019	41.016	48.993	340.222	0.000	0.000	0.000	549.654	8311.048	6869.997
12-2020	33.983	30.954	152.590	0.000	0.000	0.000	421.150	8732.198	7096.748
12-2021	28.573	25.740	152.590	0.000	0.000	0.000	330.182	9062.380	7258.359
12-2022	24.352	21.560	152.590	0.000	0.000	0.000	257.510	9319.890	7372.942
12-2023	20.262	18.183	144.683	0.000	0.000	0.000	199.997	9519.887	7453.845

12-2024	14.866	12.691	102.008	0.000	0.000	0.000	159.283	9679.170	7512.419
12-2025	13.282	10.822	98.194	0.000	0.000	0.000	130.664	9809.834	7556.101
12-2026	12.178	9.488	98.194	0.000	0.000	0.000	106.342	9916.176	7588.420
12-2027	11.214	8.360	98.194	0.000	0.000	0.000	85.494	10001.670	7612.041
12-2028	10.365	7.403	98.194	0.000	0.000	0.000	67.501	10069.171	7628.996

12-2029	9.258	6.585	94.145	0.000	0.000	0.000	51.897	10121.068	7640.846
12-2030	7.568	4.995	65.665	0.000	0.000	0.000	39.544	10160.612	7649.057
12-2031	7.015	3.952	54.000	0.000	0.000	0.000	32.239	10192.851	7655.141
12-2032	6.517	3.642	54.000	0.000	0.000	0.000	26.077	10218.928	7659.614
12-2033	6.066	3.367	54.000	0.000	0.000	0.000	20.505	10239.433	7662.812

S TOT	729.787	817.909	4640.975	0.000	0.000	0.000	10239.433	10239.433	7662.812

AFTER	24.560	3.116	200.902	0.000	0.000	0.000	85.921	10325.353	7671.946

TOTAL	754.347	821.025	4841.877	0.000	0.000	0.000	10325.354	10325.353	7671.946

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	21.0	1.0	LIFE, YRS.	33.25	5.00	8756.774
GROSS ULT., MB & MMF	1493.196	5733.325	DISCOUNT %	10.00	8.00	8063.625
GROSS CUM., MB & MMF	1039.241	1479.226	UNDISCOUNTED PAYOUT, YRS.	0.00	10.00	7671.945
GROSS RES., MB & MMF	453.955	4254.099	DISCOUNTED PAYOUT, YRS.	0.00	12.00	7324.854
NET RES., MB & MMF	170.297	313.358	UNDISCOUNTED NET/INVEST.	0.00	15.00	6871.919
NET REVENUE, M$	15255.046	1487.557	DISCOUNTED NET/INVEST.	0.00	18.00	6483.983
INITIAL PRICE, $	90.438	4.407	RATE-OF-RETURN, PCT.	260.00	30.00	5359.146
INITIAL N.I., PCT.	44.236	10.209	INITIAL W.I., PCT.	44.422	60.00	3920.405
					80.00	3403.934
					260.00	1909.667

Ralph E. Davis Associates, Inc.
Texas Registered Engineering Firm F-1529